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                           April 9, 2021

       Matthew Switzer
       Executive Vice President and Chief Financial Officer
       Primis Financial Corp.
       6830 Old Dominion Drive
       McLean, VA 22101

                                                        Re: Primis Financial
Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed April 5, 2021
                                                            File No. 333-255045

       Dear Mr. Switzer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact David
Lin at (202) 551-3552 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance